SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SE
C File No. 333-206549,  was filed on
September 15, 2015. This filing relates to an Agreem ent and Plan of Reorganization whereby
Federated Enhanced Treasury Income Fund (Surviving Fu nd), a portfolio of Federated Income
Securities Trust, acquired all of the assets of Feder ated Enhanced Treasury Income Fund
(Acquired Fund), in exchange for shares of the Surviv ing Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholde rs of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective October 12, 2015, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing fo r the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by th e Board of Trustees at their Regular
Meeting held in May 2015 and August 2015 and was also
 approved by Acquired Fund
shareholders at a Regular Meeting held on October 12, 2015.

The Agreement and Plan of Reorganization for this merg er is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed w ith the SEC on September 15, 2015.